July 15, 2011
VIA EDGAR AND E-MAIL
Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549
Attention: Dominic Minore, Esq.

Re:	Highland Credit Strategies Fund (the “Trust”) Pre-Effective Amendment No. 2 to Registration Statement on Form N-2 File Nos. 333-173004 and 811-21869
Dear Mr. Minore:
On June 28, 2011 and July 5, 2011, you provided, via telephone, comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Trust’s Pre-Effective Amendment No. 1 to Registration Statement on Form N-2 filed with the Securities and Exchange Commission (the “Commission”) on June 10, 2011 (File Nos. 333-173004 and 811-21869) (the “Registration Statement”).
Please find below the Trust’s responses to the Staff’s comments. For your convenience and in order to expedite the Staff’s review of the Trust’s responses to the Staff’s comments, the Trust is supplementally providing to the Staff a copy of relevant portions of the Registration Statement, which have been marked to indicate the changes from Pre-Effective Amendment No. 1 to the Registration Statement as filed on June 10, 2011. We have set forth our responses below, and are filing Pre-Effective Amendment No. 2 to the Registration Statement (“Amendment No. 2”), which reflects these comments (as applicable), simultaneously with this letter.
For reference purposes, the comments provided during our June 28, 2011 and July 5, 2011 telephone conversations are reproduced in bold in numerical sequence in this letter, and the corresponding responses of the Trust are shown below such comments. References to page numbers are to the page numbers of Amendment No. 2.

Prospectus
1.	Outside Front Cover Page — Clarify how investing in equities is consistent with a credit strategy. In particular, please clarify how investments in equities comply with the Trust’s 80% test.

RESPONSE TO COMMENT 1

The Trust has revised the Registration Statement to clarify that its 80% test does not include investments in equity securities. Please see page 51 of Amendment No. 2. In addition, the Trust supplementally confirms that during the ordinary course of pursuing its credit-related investment strategy, there are a number of instances in which the Trust may hold equity securities. An essential part of the Trust’s investment strategy includes making investments in the securities of distressed issuers, and such securities will often convert into or be exchanged for equity securities. In addition, an important component of the Trust’s investment strategy involves making investments in what the portfolio management team considers to be the fulcrum security of an issuer (i.e., the security that is most likely to receive equity in the issuer post-reorganization), in order to gain maximum leverage in the event of the issuer’s bankruptcy or work-out. In certain instances, the portfolio management team will determine that the fulcrum security is an equity security, and in such cases, it may be most advantageous for the Trust to purchase the equity security of a particular issuer.

2.	Outside Front Cover Page — Please consider expanding your definition of the terms “capital structure arbitrage, pair trades and shorting” to provide even further clarification for investors.

RESPONSE TO COMMENT 2

Please see page 2 of Amendment No. 2.

3.	Outside Front Cover Page — File forms of each “related prospectus supplement” that the Trust intends to deliver with “this prospectus.” Please note that the forms of prospectus supplement may omit certain information pursuant to Rule 430A under the Securities Act of 1933, as amended. Please see the form of prospectus supplement filed by Fifth Street Finance Corp. on June 4, 2010 (File No. 333-166012).

RESPONSE TO COMMENT 3

Please see pages S-1 through R-10 of Amendment No. 2.

4.	Outside Front Cover Page — The fifth paragraph states that the Trust may offer its common shares directly to one or more purchasers. Since you have indicated that the Trust has no current intention to engage in self-

underwritten offerings or at-the-market offerings, please describe how such common shares would be offered directly to one or more purchasers.
RESPONSE TO COMMENT 4

While the Trust does not currently intend to engage in self-underwritten offerings or at-the-market offerings, it may, subject to market and other conditions, effectuate one or more registered direct private placements, whereby it would sell registered securities to one or more investors. The Trust has not identified any particular investor candidates at this time, but would like to preserve the opportunity to engage in such transactions in the future.

5.	Outside Front Cover Page — Please confirm that the text appearing on the outside front cover page of the prospectus will appear in at least 10-point font.

RESPONSE TO COMMENT 5

The Trust supplementally confirms to the Staff that the information appearing on the outside front cover page of the prospectus will appear in at least 10-point font.

6.	Table of Contents — Please re-order the last two sentences of the paragraph appearing immediately after the table of contents.

RESPONSE TO COMMENT 6

Please see page 4 of Amendment No. 2.

7.	Summary of Trust Fees and Expenses — Expand footnote (4) to indicate what level of leverage, as a percentage of net assets, is assumed for purposes of the expense table. Please also state the current amount of leverage employed by the Trust.

RESPONSE TO COMMENT 7

Please see page 37 of Amendment No. 2.

8.	Summary of Trust Fees and Expenses — Expand footnote (5) to include the amount of base management fees as a percentage of net assets, and indicate that the reason the base management fee will increase when the Trust uses leverage is that the Trust’s common shareholders bear all of the fees and expenses of the Trust.

RESPONSE TO COMMENT 8

Please see page 37 of Amendment No. 2.

9.	Credit Default Swaps — Please confirm that you have considered the derivatives disclosure issues discussed in the Letter from Barry D. Miller, Associate Director, Division of Investment Management, SEC to Karrie McMillan, General Counsel, ICI (July 30, 2010), and that your discussion reflects the concerns highlighted therein.

RESPONSE TO COMMENT 9

Please see pages 48 and 69 of Amendment No. 2. The Trust supplementally confirms to the Staff that it has considered the derivatives-related disclosure issues discussed in the above-referenced letter and the discussion of the Trust’s use of derivatives reflects the concerns highlighted therein.

10.	Credit Default Swaps — We note that the disclosure in the “Derivatives Risk” Section on page 70 of the Prospectus indicates that the Trust is not limited to the derivatives transactions described therein. Accordingly, please remove the clause “Except as described above in ‘Derivatives Risk’” from the beginning of the first sentence of the second full paragraph on page 49.

RESPONSE TO COMMENT 10

Please see page 49 of Amendment No. 2.

11.	Credit Default Swaps — Please include on the prospectus cover page the information in the second full paragraph on page 49.

RESPONSE TO COMMENT 11

Please see page 2 of Amendment No. 2.

12.	Risks of Investing in Structured Finance Securities — The penultimate sentence of this paragraph states that “the complex structure of the security may not be fully understood at the time of investment and may produce unexpected investment results.” Please clarify whether it is the case that the Investment Adviser may not fully understand the complex structure of the securities it is selecting for the Trust. If so, please add a section to the risk disclosure discussing such a risk.

RESPONSE TO COMMENT 12

Please see page 72 of Amendment No. 2.

13.	Other Investment Companies — Please expand your disclosure to clarify that the Trust does not consider investments in other investment companies for purposes of satisfying the Trust’s 80% asset test.

RESPONSE TO COMMENT 13

Please see page 51 of Amendment No. 2.

14.	Certain Legal Proceedings — Please clarify the extent of the Trust’s liability relating to the Broadstripe LLC litigation. In addition, if the Investment Adviser is subject to liability relating to this matter, please disclose whether the Trust would be required to indemnify the Investment Adviser for any losses.

RESPONSE TO COMMENT 14

Please see page 77 of Amendment No. 2.

15.	Description of Capital Structure — In the second paragraph of this section, please clarify whether the units that may be publicly offered by the Trust will consist of both common shares and rights. Please revise the final sentence to make clear that each of the underlying securities within a unit will be registered under the Securities Act of 1933.

RESPONSE TO COMMENT 15

Please see page 81 of Amendment No. 2.

16.	Previous Rights Offerings — We note that the Trust previously offered subscription rights in 2007. Please summarize the Trust’s rights offering history in the Prospectus, including the following information: (1) dates of previous rights offerings, (2) dollar amounts of previous rights offerings, (3) how the Trust invested the proceeds from previous rights offerings, and (4) how long it took the Trust to invest the proceeds from previous rights offerings.

RESPONSE TO COMMENT 16

Please see page 85 of Amendment No. 2.

17.	Anti-Takeover Provisions in the Agreement and Declaration of Trust — In the last sentence of the last paragraph, clarify that the material provisions of the Trust’s Agreement and Declaration of Trust are nonetheless summarized in the Statement of Additional Information. If necessary, expand the disclosure to ensure that all material provisions are, in fact, summarized therein.

RESPONSE TO COMMENT 17

Please see page 87 of Amendment No. 2.
Part C: Other Information
18.	Undertakings — Under Item 34, please provide the following two additional undertakings with regard to rights offerings:

(1) the registrant undertakes to file a post-effective amendment under Section 8(c) of the Securities Act of 1933 if it intends to issue rights priced below the shares’ net asset value; and

(2) if the securities being registered are to be offered to existing shareholders pursuant to rights, and any securities not taken by shareholders are to be reoffered to the public, the registrant undertakes to supplement the prospectus, after the expiration of the subscription period, to set forth the results of the subscription offer, the transactions by underwriters during the subscription period, the amount of unsubscribed securities to be purchased by underwriters, and the terms of any subsequent reoffering thereof. If any public offering by the underwriters of the securities being registered is to be made on terms differing from those set forth on the cover page of the prospectus, the registrant further undertakes to file a post-effective amendment to set forth the terms of such offering.

Please see Pre-Effective Amendment No. 2 to the Registration Statement filed on June 30, 2011 by Gabelli Equity Trust Inc. (File No.: 333-173819).

RESPONSE TO COMMENT 18

Please see page 5 of Part C of Amendment No. 2.

19.	Undertakings — Under Item 34, please make an additional undertaking to file a post-effective amendment to the registration statement, and to suspend any offers or sales pursuant to the registration statement until such post-effective amendment has been declared effective under the 1933 Act, in the event the shares of the registrant are trading below their net asset value and either (i) the registrant receives, or has been advised by its independent registered accounting firm that it will receive, an audit report reflecting substantial doubt regarding the registrant’s ability to continue as a going concern; or (ii) the registrant has concluded that a material adverse change has occurred in its financial position or results of operations that has caused the financial statements and other disclosures on the basis of which the offering would be made to be materially misleading. Please see the Registration Statement filed on June 27, 2011 by Triangle Capital Corporation (File No.: 333-175160).

RESPONSE TO COMMENT 19

Please see page 5 of Part C of Amendment No. 2.
*     *     *

     The Trust has authorized us to acknowledge on its behalf that (i) it is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; (iii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iv) it is the staff’s view that the Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     I hope that the foregoing has been responsive to your comments. If you should have any questions about this letter or require any further information, please call me at 617-951-7166. Thank you for your assistance.

Very truly yours,

/s/ Laurel C. Neale
Laurel C. Neale

cc:	Gregory D. Sheehan Michael G. Doherty Brian Mitts